K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 22, 2021

VIA EDGAR

Ms. Valerie Lithotomos, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. Lithotomos:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are updating two of our responses from the correspondence filed on September 20, 2021, to Staff comments we received telephonically on August 23, 2021, related to Post-Effective Amendment No. 68 (“PEA No. 68”). PEA No. 68 was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 7, 2021, for the purpose of registering shares of a new series of the Trust: Nuveen Growth Opportunities ETF (the “Fund”). The Fund does not believe that the use of ESG data is currently a material element of the investment process. Accordingly, the Registrant has removed ESG disclosure from the descriptions of the Fund’s principal investment strategy and principal risks. Appendix A to this correspondence, which has been provided via e-mail under separate cover, reflects these most recent changes made to the Fund’s Prospectus. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

9.

Comment: The Staff notes that ESG data is integrated as part of the Fund’s investment process, as described in the Fund’s principal investment strategy. Please include a definition of ESG and a brief summary of the Fund’s ESG methodology as part of the Fund’s Item 4 disclosure and, if appropriate, include additional disclosure related to the Fund’s ESG investing. In the alternative, explain why such disclosure is not required.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Valerie Lithotomos

September 22, 2021

Response: As noted above, the Fund does not currently consider ESG data to be a material element of the investment process, and the Registrant has removed all ESG-related disclosure from the Fund’s prospectus.

12.

Comment: Consider whether an ESG risk factor is appropriate for this Fund. Also, please consider if risk disclosure related to the Fund’s use of one or more third-party data providers is appropriate since criteria used by providers can differ significantly.

Response: As noted above, the Fund does not currently consider ESG data to be a material element of the investment process, and the Registrant has removed all ESG-related disclosure from the Fund’s prospectus.

*  *  *  *  *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Diana Gonzalez, Esq.